UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alliance One International, Inc.

Full Name of Registrant

Former Name if Applicable

8001 Aerial Center Parkway

Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560-8417

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Alliance One International, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year end March 31, 2013 within the prescribed time period without unreasonable effort or expense because it required additional time to complete supporting documentation with respect to its financial statements. The Company has filed the Form 10-K concurrently with the filing of this Form.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Robert A. Sheets	(919)	379-4300
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Significant changes in results of operations for the fiscal year ended March 31, 2013 as compared to the prior fiscal year are set forth in the Form 10-K in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Year Ended March 31, 2013 to the Year Ended March 31, 2012,” which is incorporated herein by reference.

Alliance One International, Inc.

(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2013	ALLIANCE ONE INTERNATIONAL, INC.

	By:	/s/ Robert A. Sheets
Robert A. Sheets Executive Vice President - Chief Financial Officer and Chief Administrative Officer